Exhibit 99.1

Entry into a New Loan Facility

On June 8, 2016 Baidu, Inc. signed a five-year US$2 billion term and revolving facilities agreement with a group of 21 arrangers. The facilities, a US$1 billion five-year bullet maturity term loan and a US$1 billion five-year revolving facility, are priced at 110 basis points over LIBOR. The use of proceeds of the facilities are for general corporate purposes.